News Release
AMEX, TSX Symbol: NG

NovaGold Investors Exercise Warrants for Proceeds of $16.2 Million

October 2, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced that on October 1, 2008 investors exercised an aggregate of 2,311,350 warrants to purchase approximately $16.2 million in NovaGold shares at C$7.00 per common share. The proceeds from these warrants which expired on October 1, 2008 will be used by NovaGold for general corporate purposes.

Don MacDonald, Senior Vice President and CFO of NovaGold, said “The exercise of the majority of the warrants strengthens our balance sheet and demonstrates the continuing support of our investors in these volatile market times.”

About NovaGold

NovaGold is a precious metals company focused on exploration, development and mining, with mineral properties in Alaska and Western Canada. Gold production has started at the 100%-owned Nome Operations in Alaska, which includes the Rock Creek, Big Hurrah and Nome Gold deposits. NovaGold has a 50/50 partnership on the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (NYSE, TSX: ABX). The Company also has a 50/50 partnership on the Galore Creek copper-gold-silver project in British Columbia with Teck (NYSE, TSX: TCK). NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

The common shares issued upon exercise of these warrants have not been and will not be registered under the United States Securities Act of 1933 as amended or the securities laws of any state, and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

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Contacts

Don MacDonald
Senior Vice President and CFO

Greg Johnson
Vice President, Strategic Development

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements
This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding anticipated completion of feasibility studies, potential results of drilling and assays, timing of permitting, construction and production and other milestones, and NovaGold’s future operating or financial performance are forward-looking statements. Estimates of reserves and resources are also forward-looking statements in that they involve estimates of the mineralization that would be encountered, based on interpretation of drilling results and certain assumptions, if a deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Cominco in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of the Rock Creek property and other properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update forward looking statements of management beliefs, opinions, projections, or other factors should they change.